
August 17, 2022

Evan Masyr
Chief Financial Officer
Salem Media Group, Inc. /DE/
6400 North Belt Line Road
Irving, TX 75063

> **Re: Salem Media Group, Inc. /DE/**
> **Form 10-K for Fiscal Year Ended December 31, 2021**
> **Filed March 4, 2022**
> **File No. 000-26497**

Dear Mr. Masyr:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Christopher Henderson